UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 000-49890

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MTC Technologies, Inc. Master Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MTC Technologies, Inc.

4032 Linden Avenue

Dayton, OH 45432

MTC TECHNOLOGIES, INC. MASTER SAVINGS PLAN

YEAR ENDED DECEMBER 31, 2006 AND 2005

*	Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

MTC Technologies, Inc. Master Savings Plan

Dayton, Ohio

We have audited the accompanying statements of net assets available for benefits of the MTC Technologies, Inc. Master Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

As discussed in Note B to the financial statements, in 2006 the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

Brentwood, Tennessee

June 27, 2007

MTC TECHNOLOGIES, INC. MASTER SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS
INVESTMENTS, at fair market value:
Common collective trust fund	$13,507,167	$12,296,473
Pooled separate accounts	66,019,607	54,606,032
Company sponsored stock	418,949	301,396
Participant loans	762,062	739,902

Total investments	80,707,785	67,943,803

Contributions receivable - employee	322,836	307,210
Contributions receivable - employer	199,780	90,729

Total receivables	522,616	397,939

Net Assets Reflecting All Assets at Fair Value	81,230,401	68,341,742
Adjustment From Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract	214,395	195,195

NET ASSETS AVAILABLE FOR BENEFITS	$81,444,796	$68,536,937

See notes to financial statements.

MTC TECHNOLOGIES, INC. MASTER SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2006

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$53,807
Net appreciation in fair value of investments	8,947,835
Other income	14,289

Total investment income	9,015,931

Contributions:
Employer	3,359,108
Participants	9,598,051
Rollovers	701,158

Total contributions	13,658,317

Transferred assets	2,270

Total additions	22,676,518

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	9,754,945
Corrective distributions	857
Administrative expenses	12,857

Total deductions	9,768,659

NET INCREASE	12,907,859
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	68,536,937

End of year	$81,444,796

See notes to financial statements.

MTC TECHNOLOGIES, INC. MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE A - DESCRIPTION OF PLAN

The following description of the MTC Technologies, Inc. Master Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution 401(K) plan covering all U.S. employees (“Participants”) of MTC Technologies, Inc. (“Plan Sponsor”). Participants may enter the Plan as of the first day of the month following date of hire. The Plan administrator controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions - Each year, Participants can contribute up to 25% of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans and make after-tax contributions. The Plan Sponsor makes a matching contribution of 50% of the first 10% of compensation that a Participant contributes to the Plan. The Plan also provides that the Plan Sponsor may contribute each year a discretionary amount authorized by the Plan Sponsor’s board of directors; however; an annual discretionary contribution by the Plan Sponsor is not required. No discretionary contribution was made by the Plan Sponsor during 2006. Participants may direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twenty pooled separate accounts, a stable value fund, and Company stock as investment options for Participants. Contributions are subject to certain Internal Revenue Code limitations. The Plan Sponsor has placed a limit of 10% of new contributions that a Participant may invest in the Company stock fund.

Participant Accounts - The Plan requires that a separate record or account be maintained for each Participant in the Plan. Each Participant’s account is credited or charged with Participant’s contributions, the Plan Sponsor’s matching contributions, the Plan Sponsor’s discretionary contributions and Plan earnings (losses). The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account balance.

Vesting - Participants are immediately vested in their voluntary contributions and actual earnings (losses) thereon. Vesting in the remainder of their accounts is based on years of credited service. Participants are credited with a year of service for any plan year in which the Participant works at least 1,000 hours. A Participant is 100 percent vested after five years of credited service. The following schedule was used to determine vesting in the Plan Sponsor’s matching and discretionary contributions and related earnings (losses) prior to 2006:

Less than one year	0%
One year	20%
Two years	40%
Three years	60%
Four years	80%
Five years or more	100%

MTC TECHNOLOGIES, INC. MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

Effective January 1, 2006, the following schedule was used to determine vesting in the Plan Sponsor’s matching and discretionary contributions and related earnings (losses):

One year	20%
Two years	40%
Three years	60%
Four years	100%

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the Participant’s account and bear interest at fixed rates used by commercial lending institutions on the date the loan application is received. Principal and interest is paid ratably through payroll deductions. At December 31, 2006 and 2005, there were $762,062 and $739,902 of loans outstanding, respectively. The interest rates on outstanding loans as of December 31, 2006 ranged between 4% and 11.29%.

Payment of Benefits - Upon termination of service for death, disability or retirement, a Participant will be 100% vested and may receive the balance as a lump-sum distribution. For termination of service due to other reasons, a Participant may receive the value of the vested interest in his or her account as a lump-sum distribution or delay withdrawal until a future date.

Corrective distributions of $857 for the plan year ended December 31, 2006 are payments made to certain active Participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination of the Plan for the prior year.

Forfeited Accounts - At December 31, 2006 and 2005, unallocated non-vested accounts totaled $135,106 and $32,051, respectively. Amounts forfeited by terminated Participants are used to reduce Plan Sponsor contributions. In 2006, the Plan Sponsor contributions were reduced by $213,810 of unallocated forfeitures.

Hardship Withdrawals - The Plan permits distributions in the event of hardship, as defined in the Plan agreement. These distributions are taxable and subject to a tax penalty equal to 10% of the hardship distribution amount if the Participant is younger than age 59 1/2. Hardship withdrawals are limited to a Participant’s vested account balance.

Voting Rights - Each Participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account and is notified by the Trustee prior to the time such rights are to be exercised.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared using the accrual method of accounting.

MTC TECHNOLOGIES, INC. MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

Change in Accounting Principle - In December 2005, the Financial Accounting Standards Board (“FASB”) issued a Staff Position (“FSP”), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires that investments in common/collective trusts that include benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for benefits. The FSP is effective for financial statements for annual periods ending after December 15, 2006 and must be applied retroactively to all prior periods presented. Accordingly, the Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006, and has restated the 2005 Statement of Net Assets Available for Benefits to present all investments at fair value, with the adjustment to contract value separately disclosed. The effect of adopting the FSP had no impact on the Plan’s net assets available for benefits or changes in net asset available for benefits, as such investments have historically been presented at contract value.

Recently Issued Accounting Standards - In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for the Plan in the first quarter of 2008. The Plan is currently evaluating the statement’s impact on its financial statements.

Financial Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s administrator to make estimates and assumptions that affect the reported amounts of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. The Plan’s interest in the common collective trust fund is based upon the current value of and net investment gain or loss relating to the units of participation held by the Plan. Shares of pooled separate accounts are valued at the net asset value of shares held by the Plan at year-end. Quoted market prices are used to value Company sponsored stock. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at cost which approximates fair value.

Payment of Benefits - Benefits are recorded when paid.

Administrative Fees - Certain administrative functions are performed by officers or employees of the Plan Sponsor. No such officer or employee receives compensation from the Plan. The Plan Sponsor pays certain administrative expenses of the Plan.

MTC TECHNOLOGIES, INC. MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE C - INVESTMENTS

Investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2006 and 2005, are as follows

	2006	2005
Principal Stable Value Fund (formerly the Gartmore Morley
Stable Value Fund), at contract value	$13,721,562	$12,491,668
Principal Bond and Mortgage Separate Account	4,926,548	5,013,322
Principal Partners Large-Cap Blend Separate Account	10,583,129	10,002,524
Principal Partners Large-Cap Value Separate Account	8,560,032	6,136,530
Principal Medium Company Blend Separate Account	—	6,861,126
Principal Partners Small-Cap Blend Separate Account	—	4,455,352
Principal International Growth Separate Account	13,557,406	9,661,897
Principal Partners Large-Cap Stock Index Separate Account	—	3,438,073
Principal Global Investors Mid-Cap Stock Index Separate Account	7,208,318	—
Principal Global Investors Small-Cap Stock Index Separate Account	4,259,806	—
Principal Partners Large-Cap Growth I Separate Account	—	3,970,067

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by a net of $8,947,835, as follows:

Common collective trust fund	$497,752
Pooled separate accounts	8,506,881
Company sponsored stock	(56,798)

$8,947,835

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, Participants will receive 100 percent of the balance in their accounts. The assets of the Plan will be distributed to the Participants after payment of any expenses properly related to the Plan are paid.

NOTE E - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 13, 2003, stating that the Plan is qualified under Section 401 (a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated is qualified and the related trust is tax exempt.

MTC TECHNOLOGIES, INC. MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE F - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits as of December 31, 2006.

NOTE G - TRANSFERRED ASSETS

During 2006, assets totaling $2,270 were transferred into the Plan. These transfers consisted of assets that should have been transferred into the Plan during previous Plan mergers.

Subsequent to December 31, 2006, the Plan merged with another plan offered by the Plan Sponsor. Assets in the amount of $11,987,251 were transferred to the Plan during 2007.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the financial statements to the Form 5500 for the year ended December 31, 2006. There were no differences for the year ended December 31, 2005.

2006
Net assets available for benefits at December 31, per the financial statements	$81,444,796
Adjustment from fair market value to contract value for fully benefit-responsive contract	(214,395)

Net assets available for benefits at December 31, per the Form 5500	$81,230,401

Net increase in net assets available for benefits per the financial statements	$12,907,859
Adjustment from fair market value to contract value for fully benefit-responsive contract	(214,395)

Net increase in net assets available for benefits per the Form 5500	$12,693,464

NOTE I - RELATED PARTY TRANSACTIONS

The Plan’s investments are invested with Principal Life Insurance Company (“Principal”). Thus, Principal, as custodian defined by the Plan, qualifies as a party-in-interest.

MTC TECHNOLOGIES, INC. MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE J - BENEFITS ALLOCABLE TO WITHDRAWN PARTICIPANTS

At December 31, 2005, there was $37,942 due to Participants who have withdrawn from the Plan and requested benefit payments prior to year-end. There were no amounts due to Participants at December 31, 2006.

NOTE K - UNTIMELY REMITTANCE OF EMPLOYEE CONTRIBUTIONS

The Plan Sponsor is required by Department of Labor regulation to remit Participant contributions as soon as practicable, but by no later than the fifteenth business day following the end of the month in which the amounts were withheld from wages. For certain contributions withheld on May 26, 2006, the funds were not remitted until July 27, 2006. For contributions withheld from wages on December 29, 2006 the funds were not remitted until February 13, 2007. Management and the Form 5500 preparer intend to report the late remittance as a delinquent participant contribution during the 2007 Plan year.

NOTE L - SUBSEQUENT EVENT

Effective January 1, 2007, the vesting schedule was revised to determine vesting in the Plan Sponsor’s matching and discretionary contributions and related earnings (losses) as follows:

One year	20%
Two years	40%
Three years	100%

MTC TECHNOLOGIES, INC. MASTER SAVINGS PLAN

EIN: 31-1150875, PLAN No. 001

SCHEDULE H, Line 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

			Total that Constitute Nonexempt Prohibited Transactions
Date Contributions Were Withheld From Pay	Date Remitted by the Plan Sponsor	Participant Contributions Transferred Late to the Plan	Contributions not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
5/26/2006	7/27/2006	$2,280	$—	$2,280	$—	$—

See independent auditors’ report.

MTC TECHNOLOGIES, INC. MASTER SAVINGS PLAN

SCHEDULE H, Line 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

PLAN’S EMPLOYER IDENTIFICATION NUMBER: 31-1105875

PLAN NUMBER: 001

DECEMBER 31, 2006

	Identity of Issue, Borrower Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	**	Current Value
*	Principal Life Insurance Company	Principal Bond and Mortgage Separate Account		$4,926,548
*	Principal Life Insurance Company	Principal Large-Cap Stock Index Separate Account		3,995,122
*	Principal Life Insurance Company	Principal Lifetime Strategy Income Separate Account		636,708
*	Principal Life Insurance Company	Principal Lifetime 2010 Separate Account		669,582
*	Principal Life Insurance Company	Principal Lifetime 2020 Separate Account		1,185,642
*	Principal Life Insurance Company	Principal Lifetime 2030 Separate Account		1,088,805
*	Principal Life Insurance Company	Principal Lifetime 2040 Separate Account		814,050
*	Principal Life Insurance Company	Principal Lifetime 2050 Separate Account		495,552
*	Principal Life Insurance Company	T. Rowe Price Large-Cap Blend Separate Account		10,583,129
*	Principal Life Insurance Company	Alliance Bernstein Large-Cap Value Separate Account		8,560,032
*	Principal Life Insurance Company	Goldman Sachs Mid-Cap Value I Separate Account		147,761
*	Principal Life Insurance Company	Principal U.S. Property Separate Account		3,438,588
	Principal Life Insurance Company	Principal Mid-Cap Stock Index Separate Account		7,208,318
*	Principal Life Insurance Company	T. Rowe Price Large-Cap Growth I Separate Account		3,837,874
*	Principal Life Insurance Company	Turner Investment Partners Mid-Cap Growth Separate Account		2,401
*	Principal Life Insurance Company	UBS/Emerald/Essex Small-Cap Growth II Separate Account		119
*	Principal Life Insurance Company	Principal Small Company Value Separate Account		158,431
*	Principal Life Insurance Company	Principal Small-Cap Stock Index Separate Account		4,259,806
*	Principal Life Insurance Company	Principal Diversified International Separate Account		453,733
*	Principal Life Insurance Company	Principal International Growth Separate Account		13,557,406
*	Union Bond and Trust Company	Principal Stable Value Fund		13,507,167
*	MTC Technologies, Inc.	MTC Technologies, Inc. Common Stock, 11,508 shares		418,949
*	Participant Loans	Interest from 4% to 11.3%, maximum five-year term, collateralized by 50% of participants’ vested account balances.		762.062

				$80,707,785

*	Represents a party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments.

See independent auditors’ report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MTC Technologies, Inc. Master Savings Plan

Date: June 28, 2007	/s/ Joan VanZant
Joan VanZant
Manager, Human Resources Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Lattimore Black Morgan & Cain, P.C.